Filed by Galaxy Digital Holdings Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.

(Commission File No.: 021-344546)

The following article was made available via social media posts by Galaxy Digital on May 5, 2021:

Galaxy Digital to Buy BitGo in Crypto Sector’s First $1 Billion Deal

Purchase coincides with a nearly yearlong rally in the sector, whose market value has surged to $2 trillion

By Paul Vigna

May 5, 2021 6:58 am ET

Bitcoin-focused firm Galaxy Digital GLXY 2.80% Holdings Ltd. has agreed to buy BitGo Inc. for $1.2 billion in cash and stock, the first $1 billion deal in the cryptocurrency industry.

The deal coincides with a surge in interest and a nearly yearlong rally in the crypto sector whose market value has surged to $2 trillion.

The acquisition will make Galaxy Digital a crypto-focused financial-services firm with more than $40 billion in assets under custody. The combined company will offer an array of products and services, including trading, custody and asset management, investment banking, prime lending, tax services and even a mining operation, aimed mainly at institutional investors.

“In order for crypto to become this revolutionary transformation, you’re going to need bigger companies that are going to knock heads against the bigger businesses” of traditional finance, Galaxy founder and Chief Executive Michael Novogratz said in an interview.

The deal will mark the largest acquisition to date in the crypto sector, according to Dealogic, excluding companies going public through special-purpose acquisition companies, or SPACs.

The BitGo deal is aimed at making Galaxy Digital a major player in the competition to attract institutional and individual investors, Mr. Novogratz said. That means not just going up against other crypto startups, but after traditional banks as well, he added.

Galaxy is paying $265 million in cash and issuing 33.8 million new shares. The deal has been approved by the boards of both companies and is expected to close in the fourth quarter. BitGo shareholders will own about 10% of the new company.

San Francisco-based BitGo, founded in 2013 by Mike Belshe and Ben Davenport, began as a digital-assets custodian service. It now offers prime lending, trading and portfolio management and tax services. Although it is well known in the sector, it doesn’t have the name recognition of exchanges like Coinbase Global Inc. and Gemini that offer services directly to retail traders.

Galaxy, meanwhile, trades on the Toronto Stock Exchange, and is preparing for a public filing in the U.S. later this year. Its stock has more than doubled in 2021, bringing its market value to about $3.2 billion.

The price of bitcoin has also surged, hitting a record near $65,000 in April, sparked by large-scale investments from Wall Street and interest among professional traders. Ether, the in-house currency of the Ethereum network, recently eclipsed the $3,000 milestone for the first time after trading around $200 a year ago.

That’s fueled a spate of deals and corporate investments in the sector, though many have been on a smaller scale. Coinbase, for instance, last week acquired an analytics firm called skew. New York-based broker NYDIG acquired commercial lender Arctos Capital. The terms of those deals weren’t disclosed.

The price rally is bringing capital into the industry through other avenues as well. Bakkt LLC is planning a public stock offering through a SPAC that will give it a $2.1 billion valuation. A group led by Bain Capital acquired a 12% stake in BlockFi Lending LLC for $350 million. A number of firms, including Blockchain.com, also have recently announced sizable capital raises.

BitGo’s Mr. Belshe will remain with the combined company after the merger. He and Mr. Novogratz had been discussing the deal for several months, they said, and both were focused on the pace of change in the industry and staying ahead of it.

For example, NFTs, or nonfungible tokens, and “defi,” or decentralized finance, are two markets that have fueled the boom in ether. They were little known a year ago and have exploded into multibillion markets.

“This thing is changing at a rate I think no one’s ever seen,” Mr. Belshe said.

Write to Paul Vigna at paul.vigna@wsj.com

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Additional Information

In connection with the proposed reorganization and combination, Galaxy will file a registration statement, including a management circular/prospectus and an information statement/prospectus, with the Securities and Exchange Commission (the “SEC”). GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE MANAGEMENT CIRCULAR/PROSPECTUS AND INFORMATION STATEMENT/PROSPECTUS, RESPECTIVELY, WHEN SUCH DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement and such other documents (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Copies of the management circular/prospectus and an information statement/prospectus can also be obtained, when available, without charge, from Galaxy’s website at https://investor.galaxydigital.io/.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and "forward-looking information" under Canadian securities laws (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending acquisition, domestication and the related transactions (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: our ability to complete the transactions; our expectations around the performance of our and the target’s business; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the transactions; or our financial performance following the transactions. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder and stock exchange approvals; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupts current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31, 2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties to be indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.